

Nicholas Solazzo · 3rd

Founder at Nick's Sport LLC

Greater New York City Area · 500+ connections · **Contact info**



Nick's Sport LLC

Fashion Institute of Technology

Experience

Founder

Nick's Sport LLC

Jan 2019 – Present · 1 yr 2 mos

Greater New York City Area

Ladies' Golf/Tennis/High-End Sport Apparel



President

BO&NIC / Nicholas Oliver LLC

Jan 2016 – Present · 4 yrs 2 mos

Greater New York City Area

BOANDNIC.com



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Owner

Simply Swim LLC

Feb 2008 – Present · 12 yrs 1 mo

1933 State Hwy 35 Wall NJ 07719



+3

President

Marimar Textiles, Inc.

Feb 1997 – Present · 23 yrs 1 mo

Greater New York City Area - Los Angeles



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Education



Fashion Institute of Technology

1973 – 1975

Skills & Endorsements

Trend Analysis · 18

 Endorsed by **Michelle Yabko and 1 other who is highly skilled at this**

Textiles · 17

 Endorsed by **Bo Michael Guillen Crotty, who is highly skilled at this**

Apparel · 13

Michael St John and 12 connections have given endorsements for this skill

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